SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Allot Communications Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M0854Q105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105	Schedule 13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Venture Capital II Ltd. (“TFVCII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

804,842 shares, except that Tamir Fishman Ventures II LLC (“GP”), which holds management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVCII except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

804,842 shares, except that GP, which holds management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVCII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,842 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.51%
12	TYPE OF REPORTING PERSON* CO
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II (Cayman Islands) LP (“CAYMAN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

138,310 shares, except that GP, the general partner of CAYMAN, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

138,310 shares, except that GP, the general partner of CAYMAN, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,310 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* PN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II LP (“TFVII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

1,165,014 shares, except that GP, the general partner of TFVII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVII except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

1,165,014 shares, except that GP, the general partner of TFVII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,014 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II CEO Fund LP (“CEO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

12,980 shares, except that GP, the general partner of CEO, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEO except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

12,980 shares, except that GP, the general partner of CEO, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEO except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,980 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%
12	TYPE OF REPORTING PERSON* PN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II CEO (US) Fund LP (“CEOUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

54,543 shares, except that GP, the general partner of CEOUS may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEOUS except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

54,543 shares, except that GP, the general partner of CEOUS, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEOUS except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,543 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.24%
12	TYPE OF REPORTING PERSON* PN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II (Israel) LP (“ISRAEL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

155,904 shares, except that GP, the general partner of ISRAEL may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by ISRAEL except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

155,904 shares, except that GP, the general partner of ISRAEL may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by ISRAEL except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,904 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.68%
12	TYPE OF REPORTING PERSON* PN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

CUSIP No. M0854Q105	Schedule 13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II LLC (“GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

2,357,843 shares**, of which 804,842 shares are directly owned by TFVCII, 138,310 shares are directly owned by CAYMAN, 1,165,014 shares are directly owned by TFVII, 12,980 shares are directly owned by CEO, 54,543 shares are directly owned by CEOUS and 155,904 shares are directly owned by ISRAEL.  GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

2,357,843 shares**, of which 804,842 shares are directly owned by TFVCII, 138,310 shares are directly owned by CAYMAN, 1,165,014 shares are directly owned by TFVII, 12,980 shares are directly owned by CEO, 54,543 shares are directly owned by CEOUS and 155,904 shares are directly owned by ISRAEL.  GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,843 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.27%
12	TYPE OF REPORTING PERSON* IN
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

**Includes options to purchase 26,250 Ordinary Shares of the Issuer held by Shai Saul, general partner of GP.

CUSIP No. M0854Q105	Schedule 13G	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Shai Saul (“SAUL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

2,357,843 shares**, of which 804,842 shares are directly owned by TFVCII, 138,310 shares are directly owned by CAYMAN, 1,165,014 shares are directly owned by TFVII, 12,980 shares are directly owned by CEO, 54,543 shares are directly owned by CEOUS and 155,904 shares are directly owned by ISRAEL.  SAUL, general partner of GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  SAUL disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER

2,357,843 shares**, of which 804,842 shares are directly owned by TFVCII, 138,310 shares are directly owned by CAYMAN, 1,165,014 shares are directly owned by TFVII, 12,980 shares are directly owned by CEO, 54,543 shares are directly owned by CEOUS and 155,904 shares are directly owned by ISRAEL.  SAUL, general partner of GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  SAUL disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,843 shares**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.27%
12	TYPE OF REPORTING PERSON* OO
*Based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011.

**Includes options to purchase 26,250 Ordinary Shares of the Issuer held by SAUL.

CUSIP No. M0854Q105	Schedule 13G	Page 10 of 16 Pages

Item 1.

(a)	Name of Issuer:

Allot Communications, Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
5 Hanagar street, Industrial Zone B
Hod Hasharon L3, 45800
Israel

Item 2.

(a)	Name of Person Filing:

(1) Tamir Fishman Ventures II LLC (“GP”); and

(2) Tamir Fishman Venture Capital II Ltd. (“TFVCII”); and

(3) Tamir Fishman Ventures II (Cayman Islands) LP (“CAYMAN”);  and

(4) Tamir Fishman Ventures II LP (“TFVII”); and

(5) Tamir Fishman Ventures II CEO Fund LP (“CEO”); and

(6) Tamir Fishman Ventures II CEO (US) Fund LP (“CEOUS”); and

(7) Tamir Fishman Ventures II (Israel) LP (“ISRAEL”)

(8)  Shai Saul (“SAUL”)

The entities and persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is: 21 Ha’Arbaa St., Tel Aviv 64739, Israel

(c)	Citizenship:

TFVII and CEOUS are limited partnerships organized under the laws of the State of Delaware.  CEO and ISRAEL are limited partnerships organized under the laws of the State of Israel.  TFVCII is a company organized under the laws of the State of Israel.  GP is a limited liability company organized under the laws of the State of Delaware.  CAYMAN is a limited partnership organized under the laws of the Cayman Islands.  SAUL is an citizen of the State of Israel.

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: M0854Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

CUSIP No. M0854Q105	Schedule 13G	Page 11 of 16 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

See row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See row 11 of cover page for each Reporting Person.  Percentages for all Reporting Persons are based on 22,961,227 Ordinary Shares of the Issuer outstanding as reported in Issuer’s Form F-3/A filed on January 5, 2011, and assumes the exercise of options to purchase 26,250 Ordinary Shares held by Mr. Saul.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page for each Reporting Person.

(ii)  Shared power to vote or to direct the vote:

See row 6 of cover page for each Reporting Person.

(iii)  Sole power to dispose or to direct the disposition of:

See row 7 of cover page for each Reporting Person.

(iv)  Shared power to dispose or to direct the disposition of:

See row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.        N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

CUSIP No. M0854Q105	Schedule 13G	Page 12 of 16 Pages

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

CUSIP No. M0854Q105	Schedule 13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date:          February 14, 2011

TAMIR FISHMAN VENTURES II LLC

     By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURE CAPITAL II LTD.

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II (CAYMAN ISLANDS) LP

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II LP

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II CEO FUND LP

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

CUSIP No. M0854Q105	Schedule 13G	Page 14 of 16 Pages

TAMIR FISHMAN VENTURES II (ISRAEL) LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II CEO (US) FUND LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

 By: /s/ Shai Saul
           SHAI SAUL

CUSIP No. M0854Q105	Schedule 13G	Page 15 of 16 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Ordinary Shares of Allot Communications, Ltd.

EXECUTED this 14th day of February, 2011.

TAMIR FISHMAN VENTURES II LLC

     By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURE CAPITAL II LTD.

     By:  TAMIR FISHMAN VENTURES II LLC, its management company

     By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II (CAYMAN ISLANDS) LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

CUSIP No. M0854Q105	Schedule 13G	Page 16 of 16 Pages

TAMIR FISHMAN VENTURES II CEO FUND LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II (ISRAEL) LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

TAMIR FISHMAN VENTURES II CEO (US) FUND LP

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By: /s/ Eldad Tamir
           Eldad Tamir, Authorized Signatory

     By: /s/ Ilan Yanushavski
           Ilan Yanushavski, Authorized Signatory

By: /s/ Shai Saul
           SHAI SAUL